November 20, 2015

Via EDGAR

Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.
Amendment No. 1 to Schedule TO-I
Filed November 18, 2015
File No. 005-88844

Ladies and Gentlemen:

In connection with Amendment No. 1 with respect to the Schedule TO-I (File No. 005-8884), filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2015 (the “Schedule TO”) by Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) and pursuant to a telephone conversation with the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Commission on November 20, 2015, we have further revised the Schedule TO as indicated below in response to the Commission’s comment letter dated November 16, 2015 (the “Comment Letter”).

The heading and paragraph number of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO, as amended pursuant to Amendment No. 1 filed by the Partnership on November 18, 2015 and as further amended by Amendment No. 2 filed by the Partnership on November 20, 2015 (“Amendment No. 2”).

Acceptance for Payment and Payment for Preferred Units, page 14

4.

Disclosure indicates that “[i]f any tendered Preferred Units are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not accepted because of an invalid tender, such unpurchased Preferred Units will be returned . as promptly as practicable following the termination of the Offer.” Rule 13e-4(f)(5) requires that you return the tendered securities promptly after

Securities and Exchange Commission, November 20, 2015, Page 2

termination or withdrawal of the offer. Please revise the disclosure to be consistent with Rule 13e-4(f)(5).

Response: In response to the Staff’s comment, the Partnership has included revised disclosure in Amendment No. 2 to the Schedule TO. Please see Item 4 of Amendment No. 2.

The Partnership acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing responses to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman Senior Vice President, General Counsel, and Secretary

cc:	Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)